Exhibit 99.1

Itamar Medical Appoints Jennifer Cook, MD, FAHA, FACC, as Global Medical Director

CAESAREA, Israel, October 23, 2019 – Itamar Medical Ltd. (Nasdaq: ITMR) (TASE: ITMR), a company that develops, manufactures and markets non-invasive diagnostic medical devices for sleep apnea and uses a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the cardiology market, announced the appointment of Jennifer Cook, MD, FAHA, FACC to the newly created position of Global Medical Director, effective immediately. In this role, Dr. Cook will lead the Company’s continuing efforts in research, clinical and scientific priorities and oversee scientific collaboration with research institutes, medical associations and key opinion leaders. She will report directly to Gilad Glick, President and Chief Executive Officer.

“Jennifer has extensive expertise in the field of cardiology with a specific focus in Heart Failure, and her addition to the Itamar Medical team will enhance our ability to develop game changing solutions to address the growing worldwide sleep apnea epidemic” said Gilad Glick. “With 20 years of cardiology experience, her capabilities and understanding of the impact of sleep apnea on cardiac health are very aligned with our strategic initiatives to become the world leader in sleep apnea management solutions for the cardiology market. We look forward to her contributions and expect that she will be instrumental in helping us achieve our long-term objectives.”

“I know from my own experience treating patients that effective diagnosis and management of sleep apnea is essential for improving cardiovascular health and reducing the risk of serious health conditions,” said Dr. Cook. “Itamar Medical is at the forefront of innovating effective solutions for sleep apnea management, and I look forward to joining the Itamar Medical team at this exciting time in the Company’s growth.”

Dr. Cook is an attending physician in charge of the cardiovascular intensive care unit responsible for managing patients receiving mechanical circulatory support and extracorporeal membrane oxygenation at the University of Cincinnati. Previously, she was the associate professor, medical director, fellowship director and physician lead at the Banner University Medical Center at the University of Arizona. In this role, she revitalized the heart transplant program, increased patient volumes and improved outcomes in addition to a variety of other responsibilities. Prior to joining the University of Cincinnati, Dr. Cook was an associate professor and a medical director at the Medical University of South Carolina, where she developed the mechanical circulatory support (left ventricular assist) device program and served as principal investigator in multiple medical device and pharmaceutical clinical trials.

Dr. Cook earned her M.D. from Southern Illinois University. She completed her residency in Internal Medicine at the University of South Carolina and post-doctoral fellowships in Cardiovascular Disease and Advanced Heart Failure at Washington University in St. Louis.

About Itamar Medical Ltd.

Itamar Medical is engaged in research, development, sales and marketing of non-invasive medical devices for the diagnosis of respiratory sleep disorders and uses a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the cardiology market. The Company offers a Total Sleep Solution™ to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs. Its flagship PAT®-based product, the WatchPAT™ device, is a home-use diagnostic device for sleep breathing disorders. Its digital health platform, including CloudPAT™ and SleePATh™, facilitates seamless and complete care pathway management in a complex environment. It also offers the EndoPAT™ system, an FDA-cleared device to test endothelial dysfunction and to evaluate the risk of heart disease and other cardiovascular diseases. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This Press Release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our strategic initiatives to become the world leader in sleep apnea management solutions for the cardiology market, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of the Company's control and actual results, expressed or implied by such forward-looking statements, could differ materially from the Company's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by the Company in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including the Company’s latest Form 20-F which is on file with the SEC and the ISA. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The contents of any website of hyperlinks mentioned in this press release are for informational purposes only and the contents thereof are not part of this press release nor is it incorporated herein by reference.

Contact:

David Carey

Lazar FINN Partners

david.carey@finnpartners.com

212-867-1762

Eran Gabbai, Partner

Galbert-Kahana Investor Relations and Public Relations

Tel: +972-54-2467378